UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 30, 2024, the Board of Directors (“Board”) of Genius Group Limited held a Board of Directors meeting.

At the meeting, the following matters were voted upon and duly approved by the Board:

●	Michael Moe has resigned as Chairman of the Board and his resignation accepted by the Board, and Salim Ismail has been appointed Chairman of the Board to serve in his place.
●	It was affirmed that Roger Hamilton shall remain as Chief Executive Officer of the Company.
●	An Investigation Committee comprised of Salim Ismail, Suraj Naik and Riaz Shah was formed to perform the following duties: (i) conduct an investigation into the allegations made in the Current Reports on Form 6-K filed by the Company on September 24, 2024 and September 25, 2024; and (ii) appoint legal counsel to perform the aforementioned investigation and undertake legal action as otherwise deemed appropriate by such Committee
●	A Distribution Committee comprised of Salim Ismail, Richard Berman and Riaz Shah was formed to review and approve all public disclosures regarding the Company. A policy was adopted pursuant to which no employee, officer or director of the Company may make any public disclosure regarding Company matters without the express permission of the Distribution Committee and that such disclosure, if by Form 6-K or press release must be disclosed to NYSE in accordance with their rules and that such disclosure may only be made by Salim Ismail or Company securities counsel (upon the express consent of Salim Ismail).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: October 1, 2024
	By:	/s/ Adrian Reese
	Name:	Adrian Reese
	Title:	Chief Financial Officer (Principal Financial Officer)